EXHIBIT 4.07
English Language Summary of the Private Instrument of Chattel Mortgage in Guarantee between
Ultrapar, Braskem and Petrobras dated April 18, 2007
Preamble
The agreement sets forth the terms and conditions under which Ultrapar transfers to Braskem and Petrobras part of the assets of the Ipiranga Group as chattel mortgage in guarantee i considering the obligations undertaken by the Parties in the Investment Agreement..
Chattel Mortgage in Guarantee
The agreement requires Ultrapar to transfer to Braskem and to Petrobras the fiduciary title to 6,606,826 common and 1,138,148 preferred shares issued by Refinaria de Petróleo Ipiranga S.A. (“RPI”) and owned by Ultrapar as chattel mortgage in guarantee for the discharge of its obligations under the Investment Agreement. Braskem receives a proportion of 60% of these shares, while Petrobras receives 40%. The common shares represent 100% of the common shares issued by RPI and owned by Ultrapar, and the preferred shares represent 50% of the RPI preferred shares. Ultrapar agrees to provide equal chattel mortgage of all the common shares of RPI held by minority shareholders as soon as acquired in the context of the Mandatory Tender Offers. Ultrapar will substitute this guarantee for common shares issued by Ipiranga Química S.A. (“ICQ”) once the Share Exchange Transaction described in the Investment Agreement is concluded.
The agreement also records additional information in order to satisfy article 1362 of the Brazilian Civil Code. Ultrapar’s estimated total debt guaranteed under the agreement is 1,081,340,167.84 reais. Of this total amount, its debt to Braskem totals 651,934,915.31 reais, while its debt to Petrobras totals 429,405,252.53 reais. After Ultrapar receives the second installment of funds, the total amount of the guaranteed debt becomes 1,506,105,560 reais, of which 908,001,771.05 is owed to Braskem and 598,103,789.59 is owed to Petrobras. The debt shall be repaid according to the terms of the Investment Agreement. There are no interest, monetary correction index or penal clause related to such debt.
Ultrapar Representations and Obligations
Ultrapar represents that it is the legitimate owner of the shares, free from any burden or encumbrance other than the chattel mortgage in guarantee, and that it has fulfilled all legal and statutory requirements and is duly authorized to enter into the agreement. In addition, the instrument sets forth Ultrapar’s obligations under the contract, which include: delivering authenticated copies of the documents proving share ownership to Braskem and Petrobras within two days of receiving a request; registering the chattel mortgage with the Registry of Deeds and Documents; immediately notifying Braskem and Petrobras of any event that threatens the guarantee; substituting the guarantee after the corporate restructuring described in the Investment Agreement; and declining to redeem, dispose of, assign, transfer, sell, lease or burden the shares.
Enforcement of Warranty
The agreement provides that Braskem and Petrobras may extrajudicially sell the shares if Ultrapar breaches its obligations or includes any incorrect or false information in its representations. Braskem and Petrobras may also sell the shares if the transfer of assets has not taken place by December 31, 2009. Should Ultrapar default on any of its obligations, Braskem and Petrobras will retain control over the shares as fiduciary owners, and may sell, assign, transfer, or redeem the shares individually without providing notice to Ultrapar. In the event of default, Braskem and Petrobras will also apply the proceeds of the redemption or sale of the shares to settle their debt and the related charges and expenses within 24 hours of providing written notice to Ultrapar. Ultrapar will remain liable for paying the balance of the debt. Braskem and Petrobras will pay any credit balance remaining to Ultrapar. Braskem and Petrobras may also apply to competent courts for consolidation of ownerships and full and exclusive possession of the shares in their name.

Term
The instrument will remain in effect until all principal and accessory obligations have been extinguished as contracted by Ultrapar.
General Provisions
Braskem and Petrobras may assign, transfer or offer in guarantee their contractual position to third parties, provided that they issue prior notice to Ultrapar. The failure of any party to enforce compliance or exercise its rights under the contract does not represent that party’s waiver of its rights under the provisions of the instrument. Any amendment or modification to the instrument must be made in writing and signed by all parties. If any provision of the instrument is deemed unenforceable, the remaining provisions stay in effect, and the parties will negotiate to replace the unenforceable provision with another that represents the purpose of the original provision to the fullest possible extent. Shares created by bonuses or splits become an integral part of the chattel mortgage. If RPI or ICQ capital is increased by subscription and payment in cash or assets, Ultrapar is bound to enforce its right of subscription corresponding to such shares, and these shares will be automatically included in the guarantee. The instrument designates the central courts of the judicial district of São Paulo for the settlement of any contractual disputes.